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Exhibit 2.3

LIMITED GUARANTY

    This LIMITED GUARANTY (the "Guaranty"), dated as of July 10, 2001, by and among U-C Holdings, L.L.C., a Delaware limited liability company ("Holdings"), Willis Stein & Partners II, L.P., a Delaware Limited Partnership ("WSP-2"), Willis Stein & Partners Dutch, L.P., a Delaware Limited Partnership ("Dutch", and collectively with WSP-2, and Holdings, the "Guarantors"), CTN Media Group, Inc., a Delaware corporation (the "Obligor"), and MPM Holding, Inc. f/k/a MPM Acquisition, Inc., a Delaware corporation (the "Purchaser").

W I T N E S S E T H

    WHEREAS, concurrently herewith, the Purchaser is purchasing all of the issued and outstanding shares of capital stock of Armed Forces Communications, Inc., a New York corporation d/b/a "Market Place Media" (the "Company"), pursuant to that certain Stock Purchase Agreement, dated as of June 1, 2001 (as such agreement may be amended from time to time, the "Purchase Agreement"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement;

    WHEREAS, the Purchaser has required, as a condition to purchasing such shares, that the Guarantors enter into this Guaranty;

    WHEREAS, in order to induce the Purchaser to purchase such shares, the Guarantors are entering into this Guaranty provided for herein.

    NOW, THEREFORE, in consideration of the premises and the representations, warranties and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

    1.  Guaranty of Indemnification Obligations.  Subject to the conditions and limitations contained herein and in the Purchase Agreement, each Guarantor, jointly and severally, except as otherwise provided in Section 3 below, hereby unconditionally and irrevocably guarantees to the Purchaser and each Purchaser Indemnified Party (collectively, the "Beneficiaries"), the full and prompt payment when due of the Obligor's obligations pursuant to Section 6.2 of the Purchase Agreement (other than with respect to Section 1.2of the Purchase Agreement) (the "Guaranteed Obligations").

    2.  Limitation on Guaranteed Obligations.  Notwithstanding anything contained in this Guaranty to the contrary, the maximum aggregate amount payable by the Guarantors pursuant to the Guaranteed Obligations shall be $500,000 (the "Maximum Amount").

    3.  Joint and Several Guaranty; Third-Party Beneficiaries.  This Guaranty is a joint and several guaranty by the Guarantors of the Guaranteed Obligations as set forth herein. Notwithstanding anything contained herein to the contrary, the liability of WSP-2 and Dutch hereunder with respect to the Guaranteed Obligations shall be several and not joint and several, such that WSP-2 shall only be liable for 93.98749% of any such amounts and Dutch shall only be liable for 6.01251% of such amounts (each such Guarantor's "Pro Rata Share"). The Purchaser hereby agrees and acknowledges that in no event shall either Guarantor be liable for more than its Pro Rata Share of any such amounts payable with respect to the Guaranteed Obligations. Nothing in this Guaranty, express or implied, is intended or shall be construed to give any person other than the Beneficiaries any legal or equitable right, remedy or claim under or in respect of this Guaranty or any provision contained herein. The Beneficiaries that are not a party to this Agreement are intended third-party beneficiaries of this Agreement.

    4.  Waiver.  Each Guarantor irrevocably waives acceptance of presentment, demand, protest and any notice not provided for herein, and, subject to Section 16(a) of this Guaranty, any requirement that at any time any action be taken by any Beneficiary against the Obligor or any other person or entity or any property. The waivers set forth in this Section 4 shall be effective notwithstanding the fact that the Obligor ceases to exist by reason of its liquidation, merger, consolidation or otherwise.

    5.  Guaranty Absolute.  Obligations of the Guarantors under this Guaranty are absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, whether or not constituting a discharge of a Guarantor, including, without limitation: (a) any action or inaction by a Beneficiary; (b) any invalidity, irregularity or unenforceability of all or part of the Guaranteed Obligations; or (c) the existence of any Guaranteed Obligation, any claim related thereto or the Guarantor's knowledge or lack of knowledge thereof prior to the date hereof.

    6.  Representations and Warranties of the Guarantors.  Each of the Guarantors represents and warrants to the Purchaser that (a) such Guarantor has the limited liability company (in the case of Holdings) and the limited partnership (in the case of each of WSP-2 and Dutch) power to execute, deliver and perform the terms and provisions of this Guaranty and have taken all necessary limited liability company or limited partnership (as the case may be) action to authorize the execution, delivery and performance of this Guaranty. Each of the Guarantors has duly executed and delivered this Guaranty, and this Guaranty constitutes a legal, valid and binding obligation of each Guarantor, enforceable against such Guarantor in accordance with its terms; and (b) neither the execution, delivery or performance by either of the Guarantors of this Guaranty, nor compliance by it with the terms and provisions hereof, (i) will contravene any provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality applicable to it, (ii) will conflict or be inconsistent with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of such Guarantor pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement, loan agreement or any other agreement, contract or instrument to which such Guarantor is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) will violate any provision of the organizational documents of such Guarantor.

    7.  Financial Matters.

    (a)  Holdings.  Holdings has provided to the Purchaser a true and correct balance sheet of Holdings as of March 31, 2001.

    (b)  WSP.  The amount of uncommitted capital available to each of WSP-2 and Dutch is callable on the respective Guarantor's limited partners for the purposes of satisfying the Guaranteed Obligations upon 10 business days notice. Each of the Guarantors agrees, for so long as this Guaranty remains in effect, to maintain an amount of cash, marketable securities and/or uncommitted capital sufficient for it to individually satisfy the Guaranteed Obligations.

    8.  Continuing Guarantee.  This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of any Beneficiary in exercising any right, power or privilege hereunder and no single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, power or remedies a Beneficiary would otherwise have. No notice to or demand on a Guarantor in any case shall entitle either Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of a Beneficiary to any other or further action in any circumstances without notice or demand.

    9.  Binding Effect; Assignment.  This Guaranty shall be binding upon the Guarantors and their respective successors and assigns and shall inure to the benefit of the Beneficiaries and their respective successors and assigns. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated except with the written consent of the Guarantors and the Purchaser. No Guarantors shall be entitled to assign its rights or delegate its duties hereunder without the written consent of the Purchaser. This Guaranty may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

    10.  Governing Law.  This Guaranty shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of laws principles thereof. If any provision of this Guaranty or its application to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Guaranty and the application of such provision to other Persons or circumstances is not affected and such provision shall be enforced to the greatest extent permitted by law.

    11.  Notices.  All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail in the United States, return receipt requested, upon receipt; (ii) if sent by reputable overnight air courier (such as DHL or Federal Express), one business day after mailing; (iii) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (i) or (ii) above, when transmitted and receipt is confirmed by telephone; or (iv) if otherwise actually personally delivered, when delivered and shall be delivered as follows: (a) if to Holdings or WSP, at Willis Stein & Partners, L.P., 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606, to the attention of Daniel M. Gill, or at such other address as Holdings or WSP shall have specified in writing to the Purchaser, and (b) if to the Purchaser, at c/o Schroder Venture Partners L.L.C., 540 Madison Avenue, New York, New York 10022, to the attention of W. Montague Yort, or at such other address as specified in writing to the Guarantors.

    12.  Reinstatement in Certain Circumstances.  If a claim is ever made upon a Beneficiary for repayment or recovery of any amount or amounts received from the Obligor, and not a Guarantor, in payment or on account of any of the Guaranteed Obligations and such Beneficiary repays all or part of said amount by reason of (a) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (b) any settlement or compromise of any such claim effected by such Beneficiary with any such claimant (including the Obligor), then, and in such event, each of the Guarantors agree that any such judgment, decree, order, settlement or compromise shall be binding upon it, notwithstanding any revocation hereof or the cancellation of any instrument evidencing any liability of the Obligor, and, subject to the terms of this Guaranty (including, without limitation, Section 2 hereof), the Guarantors shall be and remain liable to the aforesaid payees hereunder to the same extent as if such amount had never originally been received by such Beneficiary.

    13.  Termination.

    (a) This Guaranty shall terminate upon the earlier of (i) 30 days after the Purchaser's receipt of the audit of the Company for the year ended December 31, 2002 and (ii) April 30, 2003; provided, that if any Beneficiary has provided the Obligor or a Guarantor with a notice of claim with respect to the Guaranteed Obligations, then this Guaranty shall not terminate with respect to any such claim until such claim has been finally resolved and, if applicable, paid in full in accordance with the terms of the Purchase Agreement.

    (b) Notwithstanding the foregoing, at any time the Obligor, any Guarantor or the Guarantors collectively may provide the Beneficiaries with a letter of credit for the Maximum Amount, containing terms reasonably satisfactory to the Beneficiaries, in which event this Guaranty shall terminate and be of no further force and effect.

    14.  WAIVER OF JURY TRIAL.  THE GUARANTORS IRREVOCABLY AND UNCONDITIONALLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY LEGAL OR EQUITABLE ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE SUBJECT MATTER OF ANY OF THE FOREGOING.

    15.  Subrogation and Right to Purchase Shares.

    (a) Upon making any payment under this Guaranty with respect to the Guaranteed Obligations (a "Payment"), such Guarantor shall be subrogated to the rights of the Purchaser or any payee against the Obligor with respect to the portion of such Guaranteed Obligations paid by such Guarantor (the "Subrogated Amount") and shall be entitled to fully exercise and exhaust any rights it may have in equity, under contract, by statute, under common law or otherwise, against the Obligor, including, without limitation, any claim, remedy or right of subrogation, reimbursement, setoff, counterclaim, exoneration, contribution, indemnification or participation in any claim, right or remedy against Obligor (and its assigns other than the Purchaser, if any).

    (b) In lieu of the subrogation rights under clause (a) above upon making a Payment, the Guarantors shall have the right to receive from the Obligor (pro rata based on the Payment made by such Guarantor) shares of Series B Convertible Preferred Stock of the Obligor at a price of $15 per share in an aggregate amount equal to the aggregate amount of such Payment. In such event, (i) such Guarantor(s) and the Obligor shall execute documentation substantially similar to the documentation executed in connection with the Stock Purchase Agreement between the Obligor and Holdings, dated as of April 5, 2001 and (ii) any claim of the Guarantors or the Purchaser against the Obligor with respect to the Subrogated Amount shall be extinguished.

    16.  Guaranty of Collection.

    (a) Subject to clause (b) below, this Guaranty is a guaranty of collection and not a guaranty of payment or performance, and the Guarantors are obligated hereunder as guarantors only and not as principal obligors. The Beneficiaries shall not be entitled to seek payment against any of the Guarantors until (i) either (A) the Obligor and the Purchaser have agreed that the Obligor has a payment obligation under Section 6.2 of the Purchase Agreement or (B) a court of competent jurisdiction has determined pursuant to a final non-appealable order that a Beneficiary has a Loss with respect to which such Beneficiary is entitled to indemnification pursuant to Section 6.2 of the Purchase Agreement and (ii) the Obligor has failed to make such payment hereunder within 30 days after the occurrence of any of the events described in the preceding clause (i).

    (b) Notwithstanding Section 16(a) to the contrary, in the event that the Obligor (i) commences a voluntary case under Title 11 of the United States Code, as amended, or any similar U.S. federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to or change in such law (each a "Bankruptcy Law"), (ii) consents to the entry of an order for relief against it in an involuntary case under any Bankruptcy Law, (iii) consents to the appointment of a custodian of it or for all or substantially all its property, (iv) makes a general assignment for the benefit of its creditors or (v) generally is not paying its debts as they become due, this Guaranty shall become a primary obligation of the Guarantors and any Beneficiary may seek payment for any Guaranteed Obligation directly from any Guarantor without proceeding against the Obligor, provided that either sub-clause (A) or (B) of clause (i) of Section 16(a) hereof has been satisfied.

    IN WITNESS WHEREOF, the Guarantors and the Beneficiary have each caused this Guaranty to be executed and delivered as of the date first above written.

U-C HOLDINGS, L.L.C.
By:	Willis Stein & Partners, L.P.
Its:	Managing Member
By:	Willis Stein & Partners, L.L.C.
Its:	General Partner
By:	/s/ DANIEL M. GILL Name: Daniel M. Gill Title: Managing Director
WILLIS STEIN & PARTNERS II, L.P.
By:	Willis Stein & Partners, Management II, L.P.
Its:	General Partner
By:	Willis Stein & Partners, Management II, L.L.C.
Its:	General Partner
By:	/s/ DANIEL M. GILL Name: Daniel M. Gill Title: Managing Director
WILLIS STEIN & PARTNERS DUTCH, L.P.
By:	Willis Stein & Partners, Management II, L.P.
Its:	General Partner
By:	Willis Stein & Partners, Management II, L.P.
Its:	General Partner
By:	/s/ DANIEL M. GILL Name: Daniel M. Gill Title: Managing Director

CTN MEDIA GROUP, INC.
By:	/s/ NEIL H. DICKSON Name: Neil H. Dickson Title: Chief Operating Officer
MPM HOLDING, INC.
By:	/s/ W. MONTEGUE YORT Name: W. Montegue Yort Title: President

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  Exhibit 2.3